KROLL BOND RATING AGENCY, INC.

Form NRSRO Annual Certification filed as of March 30, 2016

EXHIBIT 2:
Procedures and Methodologies Used to Determine Credit Ratings

Form NRSRO Exhibit 2 – Filed as of March 30, 2016

Exhibit 2. Provide in this Exhibit a general description of the procedures and methodologies used by the Applicant/NRSRO to determine credit ratings, including unsolicited credit ratings within the classes of credit ratings for which the Applicant/NRSRO is seeking registration or is registered:

For a description of KBRA's methodologies, and links to complete copies of all such methodologies, please refer to the KBRA website at:

http://www.krollbondratings.com/ratings/methodologies

For a discussion of the procedures and methodologies used by KBRA to determine credit ratings, see the attached "Overview of KBRA Rating Process" which is also available at:

https://www.krollbondratings.com/show_report/9?transaction_id=0

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Overview of KBRA Rating Process

Analytical Contacts:

Ira Powell, Chief Credit Officer

ipowell@kbra.com 646-731-2461

Juliet Zhu, Associate Director

jzhu@kbra.com 646-731-2435

Matt McDonald, Senior Director

mmcdonald@kbra.com 646-731-2414





Introduction

Kroll Bond Rating Agency, Inc. (KBRA) offers rating services through its offices in New York, NY, Dresher, PA, and Frederick, MD. KBRA issues both credit ratings and financial strength ratings, which are typically requested by an issuer or a subscriber. The rating processes employed by KBRA for these different ratings products are described below. Depending upon the nature of a specific engagement, the processes may vary.

Credit Ratings

Engagement Process

To provide ratings for specific obligations (bonds, notes, etc.) and for the issuers of these obligations, KBRA offers credit ratings. Credit ratings are generally solicited and assigned with the cooperation of the issuing entity. The credit rating process typically begins with the issuer or its banker (or in the case of a structured finance transaction, an "arranger") contacting KBRA to see if KBRA is able to rate the institution or obligation.[1] KBRA's decision to accept an engagement will be based on a view of available resources and expertise to provide a credit rating, as well as a consideration of whether actual or potential conflicts of interest exist. The analytical staff is not permitted to be involved in negotiating, discussing, or establishing the business terms of the engagement. This function is the responsibility of separate staff responsible for issuer and banker relations. The acceptance of repeat issuance by an issuer in a well-established sector does not typically involve the same level of review as would a new issuer or asset.

After deciding to proceed, the entity seeking a credit rating provides supporting financial data, transaction-related documentation, and other information, as appropriate. (In the context of a structured finance transaction, i.e., a deal that is involving the issuance of an asset-backed or mortgage-backed security, the information may be made available to other NRSROs by the issuer or arranger, as required by SEC rules.) The subject entity's management team will typically meet with KBRA analysts and a series of discussions will ensue. For structured finance transactions, the issuer will provide information on the underlying assets and deal structure. KBRA analysts will examine the information and proceed to gather other data pertinent to the credit rating.

Credit Rating Methodology

In assigning a credit rating to an issuer or obligation, KBRA analysts adhere to Credit Rating Methodologies that have been approved by KBRA's Credit Policy Committee and the KBRA Board. KBRA Credit Rating Methodologies cover a broad spectrum of topics. Individual Credit Rating Methodologies may be concerned with the way KBRA analyzes issuers and obligations within an industry sector, asset class and/or region. Other Credit Rating Methodologies apply globally, and reflect the meaning of the KBRA rating system and the role of external support for a rated issuer. To the degree that an entity or transaction exhibits features not described in existing Credit Rating Methodologies, a report on that transaction or entity may contain additional discussion of KBRA's rating approach.

The established Credit Rating Methodologies offer guidance as to the important risk factors and, where feasible, relative weightings that are applied. These "roadmaps" to the thinking underlying a credit rating are available on the KBRA website. If KBRA deems it is necessary to create a new or substantively modify an existing Credit Rating Methodology or model, or to otherwise revise its rating practices, such changes are submitted to KBRA's Credit Policy Committee and the KBRA Board for approval. With the

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[1] Investors and others may also approach KBRA to seek ratings for a particular security or loan, or to rate a portion (or all) of their portfolios.



implementation of SEC Rule 17g-8 in June 2015, KBRA implemented a "Public Comment" page on its website in order to elicit review comments provided on proposed new or substantively revised Credit Rating Methodologies and to publish the comments (if any) along with the final Credit Rating Methodologies. Significant changes to a proposed Credit Rating Methodology in response to comments will be reviewed and considered by the Credit Policy Committee and the KBRA Board prior to publication of a final Credit Rating Methodology.

When a Credit Rating Methodology is updated, all outstanding credit ratings that are potentially affected by the update are reviewed. At the time the new Credit Rating Methodology is adopted, any changes to the affected credit ratings are published. The Credit Rating Methodology will describe the nature of any changes and the impact on outstanding credit ratings.

The Use of Models

The terms "model" and "modeling" can be used in a number of ways in the analytical process. These terms can be used for analyses as diverse as a projected schedule of future asset and liability cash flows, to a multivariate regression of historical loan performance, to a Monte Carlo simulation of future defaults of a large pool of assets. In KBRA's analysis, models that generate projections of credit default and loss risk of assets, typically based in large part on statistical regression of asset attributes and historical performance, are an integral part of the Credit Rating Methodology. This is particularly true in structured finance, and relevant KBRA's Credit Rating Methodologies discuss the derivation and features of these models. As with other elements of the Credit Rating Methodology, changing market conditions and/or additional data can cause KBRA to update or revise models. Substantive changes to models are reflected in updated Credit Rating Methodologies.

Once a structured finance model has been developed, the application of the model to pools of assets is typically implemented via an automated process, such as a spreadsheet or internally-developed software. These tools are also often referred to as "models." KBRA verifies that such tools are accurate implementations of the underwriting model through a variety of methods, including "tying out" two or more independent model implementations or inspection by a third party. Should a model implementation need to be updated or substantively revised, additional testing is performed. As noted above, all such changes are tested against existing credit ratings which are revised as necessary.

In 2015, KBRA established a Quantitative Risk Management function whose mandate is to enhance KBRA's Model Risk Management framework.

Periodic Review Process

KBRA modified and enhanced the Credit Rating Methodology periodic review process in 2015. All KBRA's in-use Credit Rating Methodologies are subject to be reviewed at least annually. The incorporated quantitative models (if applicable) will be subject to on-going monitoring.

Credit Rating Process

Each credit rating engagement is assigned to a lead analyst, who in turn, reports to a manager in the credit ratings team. Once a credit rating recommendation is reached, the lead analyst will call a Rating Committee. Once a credit rating is finalized in a Rating Committee, the lead analyst will inform the entity that is seeking a credit rating(s) of the credit rating outcome. In the case of a published credit rating, this will be followed by publication of a press release and posting the final rating along with an Information Disclosure form (per SEC Rule 17g-7 implemented on June 2015) to the KBRA website.

In Structured Finance, it is often the case that credit ratings will be assigned and published on a preliminary basis in a pre-sale report to provide investors with credit rating analysis during the marketing



phase of a transaction. When the transaction closes, the final credit ratings are assigned. In the case of a published credit rating, the publication for both preliminary and final credit ratings will be followed by a press release publication. An Information Disclosure Form will be published simultaneously with the preliminary credit rating's publication.

Rating Committee

Purpose

The purpose of a Rating Committee is to provide a formal forum for the determination of credit ratings and to offer an appropriate level of governance and oversight with respect to significant credit rating actions and decisions.

Frequency/Duration and Attestation

A Rating Committee will convene as needed, depending on the timing of credit rating mandates, availability of new information and credit developments.

The Rating Committee chair is responsible for the meeting to stay on topic and for taking the vote. At the start of the credit rating process, the Rating Committee chair, or his or her designee, must send an email conflict check to all participants who are involved in the credit rating process. Further, at the beginning of each Rating Committee, the Rating Committee chair must obtain from the participants for a follow-up oral confirmation on conflict checks. Participants in the Rating Committee who fail to orally confirm that they have no conflicts of interest must leave the Rating Committee before any substantive discussions begin. The committee must be postponed until the Rating Committee chair has contacted Credit Policy and Compliance for clearance to continue.

Prior to a Rating Committee meeting, the Lead Analyst will provide a Rating Committee memo outlining the proposed credit rating (or action) and supporting information. However, a meeting can be called without advance distribution of a memo if a time-sensitive concern arises about an issue or issuer. At the Rating Committee, the Lead Analyst will provide documentary evidence of all the responses to the mandatory conflict check email. In the case of a published credit rating, the Lead Analyst will also provide a printed copy of the Certification in Support of Public Attestation (required by SEC Rule 17g-7 (a) (2)) form, with all fields other than the Rating Committee chair's signature completed to the Rating Committee chair's satisfaction.

Reasons for Convening

A Rating Committee may convene for the following reasons:

- To assign a new rating or Outlook (where appropriate) to an issuer, obligation or class of obligations, through the issuance of a rating letter, or in such other form as may be required;
- To change a rating Outlook, place a rating on Watch status, or otherwise indicate that a rating is under review, or has been or is being removed from such review;
- To change a rating;
- To affirm a rating;
- To withdraw certain types of withdrawals of ratings;[2] or
- To consider such other action with respect to a rating as may be determined to be necessary by a Managing Director or above.

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[2] A Rating Committee is not required to withdraw a rating in the case of routine maturing of debt.



Committee Members

A Rating Committee will consist of two or more analysts and a Managing Director (or equivalent) or above. At a minimum, three members are required for the Rating Committee to hold a vote. Considered item(s) for action/approval will be approved based on a majority vote. Disagreements with a Rating Committee's decisions are handled through an internal appeal process.

Monitoring of Credit Ratings

After a credit rating is assigned, KBRA monitors the performance of the entity or transaction so that credit ratings remain accurate and that any necessary credit ratings actions are taken in a timely manner. In corporate finance and municipal finance to the extent applicable, the monitoring function remains the responsibility of the lead analyst who assigned the credit rating. In structured finance and to the extent applicable, a dedicated surveillance team is responsible for monitoring transaction performance.

Corporate and Municipal Credit Ratings

In corporate and municipal finance, monitoring consists of reviewing periodic financial statements, in addition to event-driven corporate statements and news reports (e.g., mergers and acquisitions activity). The analyst responsible for monitoring will consult with their rating group on any information that may be material to the credit rating, and will convene a Rating Committee if deemed appropriate. The review process is substantively the same as the initial credit rating process, with a focus on material new information, such as updated financial statements.

Structured Finance Credit Ratings

Structured finance monitoring consists largely of reviewing periodic statements issued by securitization trustees, and monitoring the performance of the rated classes and the underlying asset pool. Indications that performance is materially different than initial expectations may cause a surveillance analyst to initiate a review and schedule a Rating Committee if deemed appropriate. All structured finance credit ratings are reviewed at least annually.

Subscription Rating Service

KBRA's Subscription Rating Service (SRS) is a subscriber-based business offering independent assessments of the financial strength of financial institutions and corporations. KBRA acquired this business in 2010 from LACE Financial, which was founded in 1984. KBRA's SRS continues to be recognized as an impartial and innovative leader in providing financial strength ratings on domestic and international institutions. Typical subscribers who use SRS include cash managers and treasurers of Fortune 500 companies, state municipalities and other government agencies, investment banks and portfolio managers. SRS ratings are, except in rare circumstances, unsolicited. That is, they are offered without a request from, or in consultation with, rated entities.

Subscription Rating Process

To provide timely, accurate and broad rating coverage, KBRA's SRS employs a rating process that combines statistical model results with analyst oversight. The SRS statistical models benefit from many years' worth of data and are updated, as needed, to reflect industry changes and trends. For certain sectors, model results may be reviewed by analysts before publication to the ratings database.



Data Sources

Financial strength ratings issued by SRS are based primarily on regulatory filings for U.S.-based banks, savings and loans, credit unions, bank holding companies, and title insurance companies. Quarterly financial information is obtained from the Federal Deposit Insurance Corporation (FDIC), the National Credit Union Administration (NCUA), the U.S. Securities and Exchange Commission (SEC), the National Association of Insurance Commissioners (NAIC) and other public and privately owned data sources. Other data sources may include public websites, including that of the rated institution, and third party data vendors. Data for foreign banks is sourced from third party data vendors and public websites. Data for corporations is sourced from third party data vendors.

Occasionally, a rated institution will contact SRS to offer additional information not contained in a public or regulatory filing. SRS has in place policies to prevent the misuse of any non-public data.

Initiating and Maintaining Ratings

In accordance with applicable methodologies, SRS assigns financial strength ratings to all commercial banks, credit unions, savings and loans and the largest bank holding companies that file quarterly financial reports under regulatory requirements applicable to U.S. banking institutions. One exception is that SRS currently does not assign ratings to non-depository trust companies. SRS also rates a subset of the largest non-U.S. banking institutions and all licensed U.S. title insurance underwriters. SRS assigns probability of default ratings to all non-financial publicly traded U.S. corporations.

SRS ratings are updated approximately every 90 days for commercial banks, savings and loans, bank holding companies and credit unions as data are available. These ratings are produced using an algorithmic model, but certain ratings may be subject to an additional review by analysts. SRS ratings of corporations are also model-based, and may be reviewed by analysts, but are published monthly. SRS ratings of title insurance companies are updated approximately quarterly and foreign banks are updated quarterly as data are available, using both quantitative and qualitative analysis. Under certain circumstances, SRS analysts also monitor key websites, such as those of the FDIC and SEC, for events that could affect the financial condition of a rated institution.

Two-Stage Rating Process

As noted above, SRS combines quantitative analysis (which may include use of an algorithmic model) with human oversight. As updated regulatory and financial filings are released, the data are formatted and loaded into the SRS database.[3] Where a statistical model is used, the data from regulatory and financial reports are examined for missing values and are tested to check period-over-period data integrity.

For model-derived ratings, the data are run through a ratings algorithm and a rating is generated for each institution, along with a set of standardized financial and operating measures or ratios. In certain cases, the results may be examined by analysts. For ratings that do not employ an algorithmic model, an analyst reviews quantitative data, and synthesizes those findings with qualitative information from relevant data sources to produce a rating.

After the analysts have completed a review of the ratings, the results are stored to the ratings database[4] and promptly released to subscribers. An email notification alerts subscribers to a ratings update for a particular sector.

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[3] The release cycle varies across sectors and accounts for the sequencing of updated rating releases.
[4] For certain groups of rated issuers, including the largest 100 within particular sectors, a member of senior management performs a third review of the ratings.



Interim Ratings/Rating Appeals

In situations where SRS becomes aware of a material data change, an enforcement action, a severe decline in an institution's financial condition, or other significant unforeseen circumstances, a Rating Committee may be convened and, if deemed appropriate, an interim (off-cycle) rating change will be issued and entered into the database. If SRS has misrated an institution due to an error, KBRA will issue a corrected rating as soon as possible.

Other Rating Services

As noted, KBRA also provides unpublished ratings and other customized rating services. More information is available at www.krollbondratings.com.

Defined Terms

"Credit Rating Methodologies"
Credit Rating Methodologies are analytical framework guides that are used to determine the credit ratings of issuers and/or obligations.

"Rating Committee"
A Rating Committee reviews, assigns, affirms, or changes a credit rating.

"Credit Policy Committee"
A Credit Policy Committee address matters pertaining to the procedures, methodologies, criteria, models and other infrastructure necessary to determine, disseminate and monitor ratings.

